Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-284538

GS Finance Corp. $574,000 Goldman Sachs Momentum Builder® Focus ER Index-Linked Notes due 2033 guaranteed by The Goldman Sachs Group, Inc.

This pricing supplement addendum relates to $574,000 principal amount of notes that were offered on May 29, 2026, as described in the accompanying pricing supplement no. 24,893 dated May 29, 2026.

The projected payment schedule was incorrectly stated in the accompanying pricing supplement no. 24,893 dated May 29, 2026. Please refer to the corrected information below.

The following two paragraphs reflect corrected information and replace, in their entirety, the fourth and fifth paragraphs under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Holders” beginning on page PS-58 of the accompanying pricing supplement no. 24,893. The amended paragraphs below should be read in conjunction with the accompanying pricing supplement no. 24,893 dated May 29, 2026 (except for those paragraphs being replaced), the accompanying index supplement addendum dated May 26, 2026, the accompanying index supplement dated May 26, 2026, the accompanying prospectus supplement dated February 14, 2025 and the accompanying prospectus dated February 14, 2025:

We have determined that the comparable yield for the notes is equal to 5.05% per annum, compounded semi-annually with a projected payment at maturity of $1,314.47 based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
June 3, 2026 through December 31, 2026	$29.70	$29.70
January 1, 2027 through December 31, 2027	$53.00	$82.70
January 1, 2028 through December 31, 2028	$55.21	$137.91
January 1, 2029 through December 31, 2029	$57.20	$195.11
January 1, 2030 through December 31, 2030	$59.48	$254.59
January 1, 2031 through December 31, 2031	$61.86	$316.45
January 1, 2032 through December 31, 2032	$64.55	$381.00
January 1, 2033 through June 3, 2033	$27.97	$408.97

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You should read the additional disclosure in the accompanying pricing supplement no. 24,893 dated May 29, 2026 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-16 of the accompanying pricing supplement no. 24,893 dated May 29, 2026.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 24,893 Addendum dated July 6, 2026

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement addendum and the accompanying documents listed below. This pricing supplement addendum constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

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Pricing supplement no. 24,893 dated May 29, 2026
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May 2026 MOBU Focus ER index supplement addendum dated May 26, 2026
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MOBU Focus ER index supplement no. 11 dated May 26, 2026
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Prospectus supplement dated February 14, 2025
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Prospectus dated February 14, 2025

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.